Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Media Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Liberty Media Corporation of our report, dated June 19, 2014, with respect to the statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule G, Part III — Schedule of Nonexempt Transactions for the year ended December 31, 2013 and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Liberty Media 401(k) Savings Plan.

/s/ KPMG LLP

Denver, Colorado
July 23, 2014